Exhibit 99.1

ADVANCED PROTEOME THERAPEUTICS CORPORATION

NEWS RELEASE

APC Grants Stock Options

Vancouver B.C., January 21, 2008, Advanced Proteome Therapeutics Corporation (APC: TSX-V) (the “Company”) announces that, in accordance with the Company’s stock option plan, it has granted to certain of its employees incentive stock options to purchase up to an aggregate of 20,000 common shares exercisable on or before January 21, 2013 at a price of $0.30 per share. The option grant is subject to board approval.

Advanced Proteome Therapeutics Inc. features a technology focused on the redevelopment and rapid commercialization of protein therapeutics and has established laboratory operations at the BioSquare Discovery and Innovation Center on the campus of the Boston University School of Medicine. The technology will be targeted initially for the creation of improved versions of sub-optimal human protein pharmaceuticals with established markets. For further information about APC and APT Inc., contact Encompass Communications Inc. at 604.630.0770 or toll free at 877 566 6592.

ON BEHALF OF THE BOARD

Alexander (Allen) Krantz
President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.